Exhibit 5.1

Tel Aviv | July 30, 2014

CYREN Ltd.
1 Sapir Road
5th Floor, Beit Ampa
P.O. Box 4014
Herzliya 46140, Israel

Ladies and Gentlemen:

We have acted as counsel to CYREN Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with (i) the Registration Statement on Form F-3 (File No. 333-196957) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”) for the registration of, among other things, ordinary shares, par value NIS 0.15 per share (the “Ordinary Shares”) and warrants to purchase Ordinary Shares, and (ii) the prospectus supplement, dated July 24, 2014 (the “Prospectus Supplement”) relating to the issue and sale pursuant to the Registration Statement of 4,771,796 Ordinary Shares, par value NIS 0.15 per share (the “Shares”), warrants to purchase up to 1,670,128 Ordinary Shares (the “Warrants”) and the Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares” and, together with the Warrants and the Shares, the “Securities”).

The Shares and the Warrants are to be sold by the Company to selected investors pursuant to subscription agreements (the “Subscription Agreements”) in the form attached as Exhibit A to the placement agent agreement (the “Placement Agent Agreement”) by and between the Company and William Blair & Company, L.L.C., dated July 24, 2014, which has been filed as Exhibit 1.1 to the Company’s Report on Form 6-K, as filed with the Commission on the date hereof.

In connection herewith, we have examined and relied without investigation as to matters of fact upon the Registration Statement and the exhibits thereto, the Prospectus Supplement, the Placement Agent Agreement, the Subscription Agreements, the Warrants, minutes of meetings of the Board of Directors and committees thereof, and such certificates, statements and results of inquiries of public officials and officers and representatives of the Company and originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records, certificates and instruments as we have deemed necessary or appropriate to enable us to render the opinions expressed herein. We have assumed the genuineness of all signatures on all documents examined by us, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals, and the conformity with authentic original documents of all documents submitted to us as copies.

To the extent that the opinions set forth herein relate to matters under the state laws of the State of New York, we have relied on the opinion of Wilmer Cutler Pickering Hale and Dorr LLP, which is being filed as an exhibit to the Report on Form 6-K as filed with the Commission on the date hereof.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

Based upon the foregoing, in reliance thereon and subject to the assumptions, comments, qualifications, limitations and exceptions stated herein and the effectiveness of the Registration Statement under the Act, we are of the opinion that:

1.             The Company is a corporation validly existing under the laws of the State of Israel.

2.             The Securities have been duly authorized and, when issued and delivered by the Company pursuant to the Placement Agency Agreement and, when issued and paid for as contemplated by the
                Placement Agency Agreement, will be validly issued, fully paid and non-assessable.

3.             The Warrants have been duly authorized, executed and delivered by the Company

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions: we are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel and have not, for the purpose of giving this opinion, made any investigation of the laws of any other jurisdiction than Israel. The opinions set forth herein are made as of the date hereof and are subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same. The opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement these opinions should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinions, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency. This opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters.

Wilmer Cutler Pickering Hale and Dorr LLP may rely on this opinion in rendering its opinion to the Company relating to the issuance of the Ordinary Shares.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

Very truly yours,

/s/ Yigal Arnon & Co.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il